Mail Stop 3561

April 23, 2008

Mr. Michael A. Jackson, President & CEO
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436

Re: **Verso Paper Corp.**
        Registration Statement on Form S-1/A
        Filed on April 2, 2008
        File No. 333-148201

Dear Mr. Jackson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment 2 of our letter dated March 15, 2008. Revise to complete all materials terms of this offering and fill all blank spaces throughout the registration statement except for pricing information. As previously noted, we may have further comment.

Cover page

2.   Revise to disclose the number of securities being registered throughout the prospectus.

Use of Proceeds, page 26

3.   Revise provide the information regarding the company's use of proceeds.

4.   We note your statement that "The amounts actually expended for these purposes may
        vary significantly and will depend on a number of factors, including the amount of cash
        we generate from future operations, the actual expenses of operating our business,
        opportunities that may be or become available to us …." You may change the use of
        proceeds provided such reservation is due to certain contingencies that are specifically
        discussed and the alternatives to such use are indicated.

Dividend Policy, page 26

5.   Please complete information regarding the company's anticipated future dividend
        distributions.

Management, page 65

6.   We note your response to comment 19. Please revise to complete the information
        regarding the company's committees.

Board structure and compensation, page 69

7.   Provide the information regarding director compensation.

Compensation Discussion and Analysis, page 70

8.   We note your response to comment 21 of our letter March 15, 2008 which indicates that
        the disclosure has been revised in response to our comment. As noted in our comment 47
        of our letter dated January 20, 2008, we requested a quantitative discussion of all of the
        terms of the necessary targets to be achieved for your named executive officers to earn
        their incentive bonuses. We note that Adjusted EBITDA, Working Capital, R-GAP
        Reduction, and margin quality improvement were used to determine executive incentive
        bonuses. Revise to disclose the specific performance targets used to determine incentive
        amounts or provide a detailed supplemental analysis as to why it is appropriate to omit
        these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Specifically
        include the performance achieved by the company with respect to these performance
        measures.

9.   We note your statement that "[f]or 2007, our actual results with respect to the four performance measures corresponded to a funding level of approximately 20% for the bonus pool, which our compensation committee adjusted to a funding level of approximately 40% to take into account unanticipated changes in sales volumes and sales price." Please address how the unanticipated changes in sales volumes and sales prices lead the compensation committee to adjust the funding level to 40%.

10.   Please revise to address how the long-term equity-based compensation program amounts were determined for 2007.

Principal Stockholders, page 83

11.   Please revise to complete the beneficial ownership table.

Certain Relationships and Related Party Transactions, page 86

12.   We have reviewed your response to comment 25 of our letter dated March 15, 2008, we, however, reissue it in part. Please summarize the material terms of the fee arrangements between Verso Paper and Apollo for its services as "a financial advisor or investment banker for any merger, acquisition, disposition, financing, or the like …." For example, Section 6 of the Management and Transaction Fee Agreement, Exhibit 10.4 of this registration statement, refers to a 1% transaction fee. Also, please clarify if Apollo will be compensated even if they are unable to come to a mutually agreeable arrangement with Verso Paper.

Underwriting, page 95

13.   Please revise to complete the appropriate blank spaces in this section.

14.   Please describe the "certain other transfers and dispositions" that can be made prior to the end of the lock-up period.

Financial Statements

Combined Balance Sheets, page F-3

15.   Please tell us why you have a blackline separating the balance sheet of December 31, 2007 from that of December 31, 2006. We typically see blacklines used when separating predecessor and successor periods.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

16.   Please submit all remaining exhibits with your next amendment. We may have further
        comment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect to
        the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for the
        adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert this action as defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their

respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Joshua Thomas at (202) 551-3832. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

                  Sincerely,

                  John Reynolds
                  Assistant Director

cc: John Huber, Esq.
       Fax: (202) 637-2201